Registration No. 333-114926-______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       To

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Virginia Commerce Bancorp, Inc.
             (Exact name of registrant as specified in its charter)


             Virginia                                       54-1964895
  (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                      Identification Number)


                                5350 Lee Highway
                            Arlington, Virginia 22207
                                 (703) 534-0700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                Peter A. Converse
                      President and Chief Executive Officer
                         Virginia Commerce Bancorp, Inc.
                                5350 Lee Highway
                            Arlington, Virginia 22207
                                 (703) 534-0700
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

       Noel M. Gruber, Esquire                   Kevin Houlihan, Esquire
       David H. Baris, Esquire            Elias, Matz, Tiernan & Herrick L.L.P.
   Kennedy, Baris & Lundy, L.L.P.            734 15th Street, NW, 12th Floor
   4701 Sangamore Road, Suite P-15                Washington, D.C. 20005
      Bethesda, Maryland 20816

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [ ]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


=============================================================================================================
                                                Proposed Maximum     Proposed Maximum
   Title of Each Class of       Amount to be   Offering Price per   Aggregate Offering        Amount of
 Securities to be Registered     Registered         Unit (1)            Price (1)        Registration Fee (1)
-------------------------------------------------------------------------------------------------------------
Common stock, $1.00 par value     891,250            $25.57            $25,308,388            $3,206.58
=============================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act. In connection with the initial filing of the registration statement, a fee of $2,942.32 was paid relating to the registration of 810,000 shares at a proposed maximum offering price per unit of $28.67, based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on April 23, 2004. This amendment increases the number of shares registered by 81,250, and for which an additional fee of $264.26 is paid based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on May 11, 2004 of $25.57. The proposed maximum aggregate offering price reflects the sum of initial proposed maximum offering price plus the maximum aggregate offering price relating to the additional shares.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdication where the offer or sale is not permitted.
                    SUBJECT TO COMPLETION, DATED MAY 12, 2004


PRELIMINARY PROSPECTUS


                                 775,000 Shares


                         VIRGINIA COMMERCE BANCORP, INC.

                                  Common Stock

         Virginia Commerce Bancorp, Inc. is the holding company for Virginia Commerce Bank, a commercial bank headquartered in Arlington, Virginia.


         We are offering 775,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "VCBI". The last reported sale price of the common stock on May 11, 2004 was $25.84.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE YOU MAKE YOUR INVESTMENT DECISION.


                                                      PER SHARE      TOTAL
                                                      ---------      -----
  Price to public....................................     $            $
  Underwriting discount..............................     $            $
  Proceeds, before expenses, to Virginia Commerce
    Bancorp..........................................     $            $


         We have granted the underwriters a 30 day option to purchase up to 116,250 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         The underwriters expect to deliver the common stock to purchasers
against payment in New York, New York on or about            , 2004, subject to
customary closing conditions.


                        SANDLER O'NEILL & PARTNERS, L.P.

             RYAN BECK & CO.                     LEGG MASON WOOD WALKER
                                                       Incorporated



                   The date of this prospectus is       , 2004

              [MAP OF MARKET AREA WITH LISTING OF OFFICES OMITTED.]

                                TABLE OF CONTENTS

                                                                           PAGE

Summary.......................................................................1
Selected Consolidated Financial Data..........................................7
Risk Factors..................................................................9
Caution About Forward Looking Statements.....................................12
Use of Proceeds..............................................................13
Capitalization...............................................................13
Dilution.....................................................................13
Market for Common Stock and Dividends........................................14
Management...................................................................16
Share Ownership of Management and Five Percent Beneficial Owners.............17
Description of Our Capital Stock.............................................18
Underwriting.................................................................21
Legal Matters................................................................23
Experts......................................................................23
Where You Can Find Additional Information
   About Virginia Commerce Bancorp...........................................23
Documents Incorporated by Reference..........................................25







YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER PAGE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE COMMON STOCK. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OPTION TO PURCHASE ADDITIONAL COMMON STOCK TO COVER OVER-ALLOTMENTS.

                                     SUMMARY

         This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. The summary does not contain all the information that you should consider before investing in our common stock. You should read this summary together with the entire prospectus. Except as otherwise indicated by the context, references in this prospectus to "we," "our" or "us" are to the combined business of Virginia Commerce Bancorp, Inc. and its wholly owned subsidiary, Virginia Commerce Bank. We use the term "Bank" to refer to Virginia Commerce Bank.

                         VIRGINIA COMMERCE BANCORP, INC.


         Virginia Commerce Bancorp is a bank holding company headquartered in Arlington, Virginia, with total assets of approximately $956 million, total deposits of approximately $845 million and net loans, including loans held for sale, of approximately $735 million at March 31, 2004. Virginia Commerce Bank, our principal operating subsidiary, opened for business in 1988, and became a wholly owned subsidiary of Virginia Commerce Bancorp on December 23, 1999. The Bank is a full service community bank focused on serving small to medium-sized businesses, professionals and households in Northern Virginia and the Washington, D.C. metropolitan area. The Bank is the largest publicly traded commercial bank headquartered in Northern Virginia and the 6th largest headquartered in the Commonwealth of Virginia, based on assets at March 31, 2004.

         Over the past five years our return on average equity increased from 13.03% for the year ended December 31, 1999 to 23.71% for the year ended December 31, 2003, and our return on average assets increased from 0.87% to 1.47% over the same period. For the quarter ended March 31, 2004, our return on average equity and our return on average assets were 21.64% and 1.37%, respectively, both on an annualized basis. We have experienced significant growth in earnings per share, net income, assets, loans and deposits during the past five years, all of which has been achieved through organic growth. We have not made any acquisitions of banks, thrifts, branches, insurance agencies, mortgage companies or other businesses. Since January 1, 1999 we have grown from 8 branches to 13 branches at March 31, 2004. From the year ended December 31, 1999 to the year ended December 31, 2003, we have enjoyed compound annual growth rates as follows:


                                       Compound Annual
                                         Growth Rate
                                         1999 - 2003
                                     --------------------

Diluted earnings per share                 45.65%
Net income                                 51.95%
Total assets                               32.88%
Total loans (net)                          33.84%
Total deposits                             33.57%


         Our customer base includes trade associations, retailers, industrial businesses, professionals and their firms, and U.S. government contracting firms, as well as business executives, real estate investors and individual consumers. Our primary service area consists of the Northern Virginia suburbs of Washington, D.C., including Arlington, Fairfax, Fauquier, Loudoun and Prince William counties and the cities of Alexandria, Fairfax, Falls Church, Manassas and Manassas Park, which we serve from thirteen full service offices, two mortgage banking offices and one investment services office. Our service area also covers, to a lesser extent, Washington, D.C. and the nearby Maryland counties of Montgomery and Prince George's.


         We strive to help our customers by providing a full range of products and services to meet their personal and business needs, including deposit and savings products, cash management and lockbox services, merchant bankcard services, commercial, real estate, and construction lending services, accounts receivable, government contracting and equipment financing, residential mortgage products, investment services and electronic banking services.

OUR MARKET AREA


         The Northern Virginia market consists of the counties of Arlington, Fairfax, Fauquier, Loudoun and Prince William, and the cities of Alexandria, Fairfax, Falls Church, Manassas and Manassas Park, that are contiguous to Washington, D.C. The Northern Virginia market is highly attractive due to its population growth and the demographics of the population. According to U.S. Census Data for 2001, there were approximately 1.9 million people living in Northern Virginia, and Fairfax County's median household income of $84,683 in 2001 was the highest in the nation. According to U.S. Census Data for 2000, median owner-occupied housing values for each of the counties of Arlington, Fairfax and Loudoun, and the cities of Alexandria and Falls Church were over $200,000, as compared to the national median of $119,600, and the Virginia median of $125,400. These figures do not reflect the strong housing market and price appreciation the region has experienced in the last several years, which we believe has been fueled in part by employment growth in both the public and private sectors.

         As of June 2003, the unemployment rate in Northern Virginia was 2.5%, over three percent below the national rate, ranging from 2.0% in Arlington to 3.0% in Fairfax County. We believe the area's population is well educated and prosperous, with employment in professional, executive, administrative and managerial positions significantly exceeding national levels.

         At June 30, 2003, the Northern Virginia market totaled approximately $33 billion in deposits which is up over 60% from approximately $21 billion in deposits at June 30, 1999. Virginia Commerce is 11th in deposit market share with only 2.1% of the market, which we believe provides significant opportunity for us to grow. (Source: SNL Securities) In addition to capitalizing on the dynamic growth of the market, we believe we can continue to increase our market share.


OUR STRATEGY


         Our goal is to provide superior returns to shareholders by being the premier community banking organization in our market. We seek to provide "community banking at its best" through excellence in "the Four P's" - People, Product, Pricing and Personal Service. We believe that our emphasis on relationship banking and excellence in customer service will continue to enhance the value we provide to our customers and, in turn, increase our franchise value. Our growth and development strategy includes a number of key elements:

o CONTINUE OUR GROWTH THROUGH BRANCH NETWORK EXPANSION. We expect that we will continue our historic pattern of expanding our footprint through branching into contiguous areas south and west of our existing market, and by filling gaps between existing branch locations. We anticipate that we will open one to three additional branches in an average year. Subject to regulatory approvals and finalization of leases, we expect to open two branches in 2004, one in southern Fairfax County on Route 1, near Mt. Vernon, scheduled for the third quarter, and one in the Del Rey section of Alexandria, scheduled for the fourth quarter. While we expect that most of our growth will continue to be organic, we will consider acquisitions of other institutions should attractive opportunities arise. We would also consider more rapid branch expansion in connection with branch consolidation or divestitures following mergers of other institutions. We believe that the demographics and growth characteristics of the Northern Virginia markets should also provide significant opportunities for us to continue to grow loan and deposit relationships within our existing branch network.

o HIRE EXPERIENCED, LOCAL BANKERS. Our strategy has revolved around the hiring of experienced, local banking professionals and relationship managers to run our branches, call on customers and originate loans and deposits. We encourage our officers to be active in community affairs and business, trade and service organizations. Our loan officers have an average of over 20 years of experience in the financial services industry and have operated in our market area through a wide range of economic cycles and lending market conditions. We intend to continue to grow and build our franchise by hiring experienced local lenders and other bankers. We are currently in the process of enhancing our market presence by hiring additional lenders in the government contracting and business lending areas.

o EMPHASIZE NICHE LENDING. We have developed significant expertise in a number of areas, including residential construction and commercial real estate lending, and residential mortgage production. Our construction loan portfolio, largely comprised of construction loans to small and medium-sized builders, has benefited from the resiliency of the Northern Virginia economy and real estate market, the growing population and employment base, as well as our market reputation. We are also seeking to capitalize on our proximity to the federal government by expanding our efforts in government contract financing.

o GENERATE NON-INTEREST INCOME. The strength of the Northern Virginia real estate market has also enabled us to achieve a significant contribution to earnings from non-interest income sources, primarily fees and gains on sale from our mortgage operation, over the past several years. While we expect that our income from the origination and sale of mortgage loans will decline from prior year levels, due to the slowdown in refinancing activity as interest rates rise, we are attempting to mitigate the decline in revenue from mortgage activities through the hiring of additional commission-based loan originators. We are also actively pursuing alternative sources of non-interest income, including the increased marketing of our investment and cash management services.

o MAXIMIZE THE CUSTOMER RELATIONSHIP. We are becoming increasingly sophisticated in our ability to analyze our customer relationships, which increases our ability to recognize the opportunity to offer additional products and services that will expand these relationships.

-------------------------------------------------------------------------------

                                  THE OFFERING

Common stock offered..............................   775,000 shares(1)

Common stock outstanding after the offering.......   8,707,583 shares(2)

Net proceeds......................................   The net proceeds of the offering will be approximately $18.4 million without the underwriters' over-allotment option,
                                                     assuming an offering price of $25.84 per share (based upon the closing price of our common stock on May 11, 2004).

Use of proceeds...................................   We intend to use the proceeds of the offering for general
                                                     corporate purposes, including contribution to the Bank's
                                                     capital, which will enable it to continue as a "well
                                                     capitalized" institution as our assets increase. In addition, the net proceeds will allow us to pursue future growth
                                                     opportunities through further development of our existing
                                                     lending and investment activities, branch expansion and
                                                     possible acquisitions. There are no definitive plans for any acquisitions. See "Use of Proceeds" at page 10.

Dividends on common stock.........................   We have not paid any cash  dividends on our common stock in recent years, electing to retain earnings to fund growth. We do not expect that we will pay cash dividends in the
                                                     foreseeable future. We have paid stock dividends, or
                                                     effected stock splits or  recapitalizations, in each of the past 8 years. See "Market for Common Stock and Dividends"
                                                     at page 12.

Nasdaq National Market symbol.....................   VCBI

---------------
(1) The number of shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 891,250 shares.

(2) The number of shares outstanding after the offering is based on the number of shares outstanding as of May 5, 2004 and assumes that the underwriters' over-allotment option is not exercised. It excludes 41,592 shares reserved for issuance under outstanding director warrants having an exercise price of $3.61 per share, and an aggregate of 1,292,531 shares reserved for issuance under our stock option plans, of which options to purchase 911,030 shares at a weighted average exercise price of $7.96 had been granted and were outstanding as of May 5, 2004.


                                  RISK FACTORS


         Before investing, you should carefully review the information contained under "Risk Factors" beginning at page 9.


                               ------------------

         Our principal executive offices are located at 5350 Lee Highway, Arlington, Virginia 22207. Our telephone number is (703) 534-0700.

                      SELECTED CONSOLIDATED FINANCIAL DATA


         The following table shows a summary of our historical consolidated financial data. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2003 and the three months ended March 31, 2004, included in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q, respectively, which are incorporated by reference in this prospectus. Information for the three month periods ended March 31, 2004 and 2003 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the three month period ended March 31, 2004 do not necessarily indicate the results which may be expected for any future period or for the full year. See "Where You Can Find Additional Information About Virginia Commerce Bancorp" at page 20. Information for periods prior to December 23, 1999 represents results of the Bank.



                                              At or for the
                                            Three Months Ended
                                                March 31,               At or for the Year Ended December 31,
                                           --------------------- ----------------------------------------------------
                                             2004       2003       2003       2002      2001       2000       1999
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
                                                        (Dollars in thousand, except per share amounts)

SELECTED BALANCE SHEET DATA:
Assets....................................$  956,443 $  720,902 $ 881,124  $ 662,887 $  489,511 $  371,182 $ 282,575
Investment securities.....................   137,253     97,524   149,245     71,231     53,014     45,254    46,325
Loans (net) (1)...........................   735,192    563,235   658,364    535,848    410,950    305,717   205,171
Allowance for loan losses.................     7,948      6,274     7,457      5,924      4,356      2,803     1,889
Deposits..................................   845,198    625,891   773,511    566,996    406,922    310,934   243,044
Securities sold under agreement to
   repurchase and federal funds purchased.    30,574     28,529    30,887     32,081     42,452     29,097    17,837
Other borrowed funds......................        --         --        --        400     11,400      7,400     2,900
Trust preferred capital notes.............    18,000     18,000    18,000     18,000         --         --        --
Stockholders' equity......................    59,185     46,027    55,092     41,850     26,220     21,166    17,489

SELECTED RESULTS OF OPERATIONS DATA:
Interest income...........................$   12,533 $   10,588 $  45,968  $  38,998 $   33,897 $   26,776 $  18,851
Interest expense..........................     3,534      3,387    13,893     14,128     15,991     12,861     8,679
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
Net interest income.......................$    8,999 $    7,201 $  32,075  $  24,870 $   17,906 $   13,915 $  10,172
Provision for loan losses.................       487        356     1,575      1,678      1,572        947       480
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
Net interest income after provision for
   loan losses............................$    8,512 $    6,845 $  30,500  $  23,192 $   16,334 $   12,968 $   9,692
Non-interest income.......................     1,209      1,743     7,746      5,593      4,704      2,599     1,999
Non-interest expense......................     5,047      4,918    20,820     17,217     13,982     10,636     8,397
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
Income before taxes.......................$    4,674 $    3,670 $  17,426  $  11,568 $    7,056 $    4,931 $   3,294
Income tax expense........................     1,588      1,252     5,880      3,892      2,391      1,681     1,128
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
Net income................................$    3,086 $    2,418 $  11,546  $   7,676 $    4,665 $    3,250 $   2,166
                                           ========== ========== =========  ========= ========== ========== =========

PER SHARE DATA:(2)
Net income, basic.........................$     0.39 $     0.32 $    1.48  $    1.08 $     0.69 $     0.48 $    0.32
Net income, diluted.......................$     0.36 $     0.29 $    1.36  $    0.96 $     0.63 $     0.45 $    0.30
Book value................................$     7.46 $     5.92 $    7.01  $    5.60 $     3.86 $     3.13 $    2.59
Average number of shares outstanding:
  Basic................................... 7,930,650  7,686,528 7,786,755  7,119,494  6,778,378  6,766,796  6,762,750
  Diluted................................. 8,644,506  8,354,072 8,512,456  7,993,840  7,426,932  7,197,108  7,197,623

                                              At or for the
                                            Three Months Ended
                                                March 31,               At or for the Year Ended December 31,
                                           --------------------- ----------------------------------------------------
                                             2004       2003       2003       2002      2001       2000       1999
                                           ---------- ---------- ---------  --------- ---------- ---------- ---------
                                                        (Dollars in thousand, except per share amounts)

PERFORMANCE RATIOS:
Return on average assets(3)...................  1.37%      1.41%     1.47%      1.32%      1.05%      1.00%     0.87%
Return on average equity(3)................... 21.64%     22.04%    23.71%     23.06%     19.37%     17.04%    13.03%
Net interest margin(3)........................  4.23%      4.50%     4.30%      4.48%      4.23%      4.54%     4.35%
Efficiency ratio(4)........................... 49.33%     54.85%    52.17%     56.52%     61.84%     64.41%    68.89%
Loan to deposit ratio(1)...................... 86.98%     89.99%    85.11%     94.51%    100.99%     98.32%    84.42%

ASSET QUALITY RATIOS:
Non-performing assets, past due and
   restructured loans to total loans(1).......  0.18%      0.23%     0.21%      0.44%      0.13%      0.18%     0.15%
Non-performing assets, past due and
   restructured loans to total assets.........  0.14%      0.18%     0.16%      0.36%      0.11%      0.15%     0.11%
Net charge-offs to average total loans(1).....  0.00%      0.00%     0.01%      0.02%      0.01%      0.01%     0.02%
Allowance for loan losses to
non-performing loans..........................605.79%    496.75%    524.8%     248.2%   1,936.0%   1,251.3%    758.6%
Allowance for loan losses to total loans(1....  1.07%      1.10%     1.12%      1.09%      1.05%      0.91%     0.91%

CAPITAL RATIOS:
Average equity to average assets..............  6.35%      6.41%     6.21%      5.71%      5.44%      5.87%     6.65%
Leverage ratio................................  8.57%      8.89%     8.49%      8.52%      5.44%      5.81%     6.58%
Tier 1 risk-based capital ratio...............  9.59%     10.23%    10.10%     10.03%      6.35%      6.88%     8.16%
Total risk-based capital ratio................ 10.58%     11.76%    11.13%     11.89%      7.41%      7.79%     9.01%

GROWTH RATIOS AND OTHER DATA:
Percentage change in net income............... 27.63%     77.40%    50.42%     64.54%     43.54%     50.06%    44.04%
Percentage change in diluted net income
per share..................................... 24.14%     61.11%    41.66%     52.38%     40.00%     50.00%    42.86%
Percentage change in assets................... 32.67%     31.70%    32.92%     35.42%     31.88%     31.36%    27.03%
Percentage change in loans (1)................ 30.53%     31.08%    22.86%     30.39%     34.42%     49.01%    37.29%
Percentage change in deposits................. 35.04%     34.74%    36.42%     39.34%     30.87%     27.93%    28.77%
Percentage change in equity................... 28.59%     68.67%    31.64%     59.61%     23.88%     21.02%    10.47%
Number of branches............................    13         13        13         13         12         11        10

---------------
(1)    Includes non-performing loans and loans held for sale.

(2) Adjusted for all years presented giving retroactive effect to a 10% stock restructuring in 1999, a 10% stock dividend in 2000, five-for-four stock splits in the form of 25% stock dividends in 2001 and 2002, and a two-for-one split in the form of a 100% stock dividend in 2003.

(3)    Annualized for the three month periods.

(4) Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains or losses. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

                                  RISK FACTORS

         An investment in our common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not believe are material, may cause earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.

         WE MAY NOT BE ABLE TO MAINTAIN OUR HISTORICAL GROWTH RATE, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.


         Since the beginning of 1999, our asset level has increased rapidly, including a 32.9% increase in 2003. Our diluted earnings per share have grown at a compound annual rate of 45.65% from 1999 to 2003. We may not be able to sustain our historical rate of growth, or grow at all. Various factors, such as economic conditions, regulatory considerations and competition, may impede our rate of growth, and our branch expansion, or may make future growth or branching less profitable or more expensive. If we experience a significant decrease in our rate of growth as compared to our historic rate of growth, our income may decline, and we may not be able to maintain or reduce our expense levels and efficiency ratio, which will adversely affect our results of operations and financial condition.


         OUR CONCENTRATIONS OF LOANS MAY CREATE A GREATER RISK OF LOAN DEFAULTS AND LOSSES.


         We have a substantial amount of loans secured by real estate in the Northern Virginia/Washington, D.C. metropolitan area, and substantially all of our loans are to borrowers in that area. We also have a significant amount of real estate construction loans and land related loans for residential and commercial developments. At March 31, 2004, 88.9% of our portfolio loans were secured by real estate, primarily commercial real estate. Of these loans, $183.2 million, or 25.0% of loans, were construction and land loans. An additional 10.3% of loans, other than loans held for sale, were commercial and industrial loans which are not secured by real estate. These loans have a higher risk of default than other types of loans, such as single family residential mortgage loans. In addition, the repayments of these loans, which generally have larger balances than single family mortgages loans, often depends on the successful operation of a business or the sale or development of the underlying property, and as a result are more likely to be adversely affected by adverse conditions in the real estate market or the economy in general. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the Northern Virginia/Washington, D.C. metropolitan area, could increase the levels of non-performing loans and charge-offs, and reduce loan demand. In that event, we would likely experience lower earnings or losses. Additionally, if, for any reason, economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, our ability to develop our business relationships may be diminished, the quality and collectibility of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.


         LACK OF SEASONING OF OUR LOAN PORTFOLIO MAY INCREASE THE RISK OF CREDIT DEFAULTS IN THE FUTURE.


         Due to the rapid growth of the Bank over the past several years, a large portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.


         OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES OR IF WE ARE REQUIRED TO INCREASE OUR ALLOWANCE FOR LOAN LOSSES.

         We have historically enjoyed a low level of non-performing assets and net charge-offs, both in absolute dollars and as compared to other banking institutions. As a result of this historical experience, we have incurred lower loan loss provision expenses, which has positively impacted our earnings. However, experience in the banking industry indicates that a portion of our loans will become delinquent, that some of our loans may only be partially repaid or may never be repaid and we may experience other losses for reasons beyond our control. Further, despite our underwriting criteria and historical experience, we may be particularly susceptible to losses due to (1) the geographic concentration of our loans, (2) the concentration of higher risk loans, such as commercial real estate, construction and commercial and industrial loans, and (3) the relative lack of seasoning of certain of our loans. As a result, there can be no assurance that we will be able to maintain our low levels of non-performing assets and charge-offs. Although we believe that our allowance for loan losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. If we need to make significant and unanticipated increases in our loss allowance in the future, our results of operations and financial condition would be materially adversely affected at that time.

         WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE CONTINUED GROWTH.


         We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and the number of our branches. We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact earnings, shareholder returns and our efficiency ratio. Increases in operating expenses or non-performing assets may have an adverse impact on the value of our common stock.


         OUR CONTINUED GROWTH DEPENDS ON OUR ABILITY TO MEET MINIMUM REGULATORY CAPITAL LEVELS. GROWTH AND SHAREHOLDER RETURNS MAY BE ADVERSELY AFFECTED IF SOURCES OF CAPITAL ARE NOT AVAILABLE TO HELP US MEET THEM.


         Since we became the holding company for the Bank, we have sought to maximize shareholder returns by leveraging our capital. While we believe that the proceeds of this offering and earnings from our operations will enable us to continue to grow for the foreseeable future, if earnings do not meet our current estimates, if we incur unanticipated losses or expenses, if we grow faster than expected, or if the existing capital treatment of our trust preferred securities is adversely changed, we may need to obtain additional capital through borrowing, additional issuances of debt or equity securities, or otherwise. If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance. Under those circumstances net income and the rate of growth of net income may be adversely affected.


         THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY COMPETE WITH OTHERS FOR BUSINESS.

         The Northern Virginia/Washington, D.C. metropolitan area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans, deposits, and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. Many competitors have substantially greater resources than us, and operate under less stringent regulatory environments. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

         OUR PROFITABILITY COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROMPTLY DEPLOY THE CAPITAL PROVIDED BY THE OFFERING.

         We may not be able to immediately deploy all of the capital provided by the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, return on assets and return on equity.

         TRADING IN OUR COMMON STOCK HAS BEEN RELATIVELY LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.


         Although our common stock is listed for trading on the Nasdaq National Market System, and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been relatively light, averaging approximately 12,925 shares per day over the past year. There can be no assurance that an active and liquid market for the common stock can be maintained. Accordingly, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.


         THE NUMBER OF SHARES OWNED BY OUR DIRECTORS AND EXECUTIVE OFFICERS COULD MAKE IT MORE DIFFICULT TO OBTAIN APPROVAL FOR SOME MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING MERGERS AND ACQUISITIONS.


         Our directors and executive officers and their affiliates own approximately 34% of the outstanding common stock, and will own approximately 31% after completion of the offering, assuming they do not purchase shares in the offering. However, these persons may purchase shares in the offering.

         By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation. See "Share Ownership of Management and Five Percent Beneficial Owners" at page 14, and "Description of Our Capital Stock - Certain Provisions of the Articles of Incorporation and Virginia Law" at page 16. The results of the vote may be contrary to the desires or interests of the public shareholders.


         CHANGES IN INTEREST RATES AND OTHER FACTORS BEYOND OUR CONTROL COULD HAVE AN ADVERSE IMPACT ON OUR EARNINGS.


         Our operating income and net income depend to a great extent on our net interest margin, i.e., the difference between the interest yields we receive on loans, securities and other interest bearing assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System. At December 31, 2003, we would expect that a sudden increase of 200 basis points in market interest rates could reduce projected net income over a twelve month period by approximately 14.6%. At March 31, 2004, our cumulative net asset sensitive twelve month gap position was 5.46% of total interest earning assets, as compared to 0.46% of total interest earning assets at December 31, 2003, and as such we expect that the decline in projected net income over a twelve month period resulting from a 200 basis point increase in rates would be lower than at December 31, 2003. Increases in market rates and adverse changes in the local residential real estate market, the general economy or consumer confidence would likely have a significant adverse impact on our non-interest income, as a result of reduced demand for residential mortgage loans, which we make on a pre-sold basis.


         Adverse changes in the real estate market in our market area could also have an adverse affect on our cost of funds and net interest margin, as we have a large amount of non-interest bearing deposits related to real estate sales and development. While we expect that we would be able to replace the liquidity provided by these deposits, the replacement funds would likely be more costly, negatively impacting earnings.


         Additionally, changes in applicable law, if enacted, including those that would permit banks to pay interest on checking and demand deposit accounts established by businesses, could have a significant negative effect on net interest income, net income, net interest margin, return on assets and return on equity. At March 31, 2004, 15.5% of our deposits were non-interest bearing demand deposits.


         Government policy relating to the deposit insurance funds may also adversely affect our results of operations. Under current law and regulation, if the reserve ratio of the Bank Insurance Fund falls below 1.25%, all insured banks will be required to pay deposit insurance premiums. We do not currently pay any deposit insurance premiums. Payment of deposit insurance premiums will have an adverse effect on our earnings. These changes or other legislative or regulatory developments could have a significant negative effect on our net interest income, net income, net interest margin, return on assets and return on equity.

         SUBSTANTIAL REGULATORY LIMITATIONS ON CHANGES OF CONTROL AND ANTI-TAKEOVER PROVISIONS OF VIRGINIA LAW MAY MAKE IT MORE DIFFICULT FOR YOU TO RECEIVE A CHANGE IN CONTROL PREMIUM.


         With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. There are comparable prior approval requirements for changes in control under Virginia law. Also, Virginia corporate law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. See "Description of Our Capital Stock
- Certain Provisions of the Articles of Incorporation and Virginia Law" at page 16.


                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:


    o Statements of goals, intentions and expectations as to future trends, plans, events or results of operations and policies and regarding general economic conditions;
    o    Estimates of risks and of future costs and benefits; and
    o    Statements of the ability to achieve financial and other goals.


         In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should" and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:


    o Management's estimates and projections of interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, future interest rates and other economic conditions;
    o    Future laws and regulations; and
    o    A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. We may not update forward looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                 USE OF PROCEEDS


         If all of the shares offered are sold, other than the shares subject to the underwriter's over-allotment option, the net proceeds of the offering are expected to be approximately $18.4 million, after deducting the underwriting discount and estimated expenses of the offering of $400,000 (assuming a public offering price of $25.84 per share, based on the last sale price on May 11,
2004). The proceeds of the offering will be available for contribution to the capital of Virginia Commerce Bank, for use in our lending and investment activities, for branch expansion and for our general corporate purposes. We may also use a portion of the proceeds in connection with acquisitions of other institutions or for investment in activities which are permitted for bank holding companies or financial holding companies. There are no definitive plans or commitments for any acquisitions. There can be no assurance that we will establish additional branches, as to how much it will cost to develop and build out any new branch, that we will acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value. We have no definitive plans or commitments for any particular investments or the use of any particular amount of the proceeds of the offering. Pending allocation to specific uses, we intend to invest the proceeds in investment grade securities.


                                 CAPITALIZATION


         The following table sets forth our capitalization at March 31, 2004. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of March 31, 2004 and assuming:

    o the net proceeds of the offering at an assumed offering price of $25.84 per share (based on the closing price on May 11, 2004) after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $400,000; and

    o    the underwriters' over-allotment option is not exercised.


         The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2003, and the notes thereto, included in our Annual Report on Form 10-K, and the unaudited consolidated financial statements for the three months ended March 31, 2004, and the notes thereto, included in our Quarterly Report on Form 10-Q, incorporated by reference herein.


                                                                              MARCH 31, 2004
                                                                     ---------------------------------
                                                                         ACTUAL          AS ADJUSTED
                                                                     --------------    ---------------
                                                                          (dollars in thousands)
LONG TERM DEBT:
      Trust Preferred Capital Notes................................        $18,000            $18,000
                                                                     ==============    ===============
STOCKHOLDERS' EQUITY:
      Preferred Stock, $1.00 par value, 1,000,000 shares
      authorized no shares issued or outstanding ..................             --                 --
      Common Stock, $1.00 par value, 20,000,000 authorized;
      7,932,285 issued and outstanding actual; 8,707,285 as
      adjusted ....................................................          7,932              8,707
      Additional Paid in Capital...................................         18,344             35,993
      Retained Earnings............................................         32,439             32,439
      Accumulated Other Comprehensive Income, net of taxes.........            470                470
                                                                     --------------    ---------------
         TOTAL STOCKHOLDERS' EQUITY................................        $59,185            $77,609
                                                                     ==============    ===============



                                    DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

      The net tangible book value of our common stock as of March 31, 2004 was approximately $59.2 million, or $7.46 per share, based on the number of common shares outstanding as of March 31, 2004. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2004.

         After (i) giving effect to the sale of the 775,000 shares of common stock in this offering, at the public offering price of $25.84 per share (based on the last sale price on May 11, 2004), assuming that the underwriters' over-allotment option is not exercised, and (ii) deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2004 would be approximately $77.6 million or $8.91 per share. This offering will result in an immediate increase in net tangible book value of $1.45 per share to existing stockholders and an immediate dilution of $16.93 per share to new investors, or approximately 65.5% of the public offering price of $25.84 per share (based on the last sale price on May 11, 2004). Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price of $25.84 per share. The following table illustrates this per share dilution:

Offering price per share                                               $   25.84
    Net tangible book value per share at March 31, 2004        7.46
    Increase in net tangible book value per share
       attributable to new investors                           1.45
                                                            ---------
Pro forma net tangible book value per share at March 31,
    2004                                                                    8.91
                                                                        --------
Dilution per share to new investors                                    $   16.93
                                                                        ========


                      MARKET FOR COMMON STOCK AND DIVIDENDS


         Market for Common Stock. The Company's stock is traded on the Nasdaq National Market under the symbol "VCBI". The table below sets forth the range of high and low sales prices (adjusted for stock dividends and splits) known to the Company for each full quarterly period within the two most recent fiscal years and through May 5, 2004. As of May 5, 2004, there were 7,932,583 shares of common stock outstanding, held by approximately 594 shareholders of record. At that date, there were also outstanding options and warrants to purchase 952,622 shares of common stock, 751,143 of which were exercisable.


                                            2004                         2003                         2002
------------------------------    -------------------------    -------------------------    -------------------------
Quarter                             High           Low           High            Low          High           Low
------------------------------    ----------    -----------    ----------     ----------    ----------    -----------
First                                $32.00         $29.39        $17.63         $11.83        $11.10          $8.40
Second (through May 5, 2004)         $30.75         $24.28         20.75          16.80         13.85           9.64
Third                                   N/A            N/A         24.75          18.57         13.22          10.63
Fourth                                  N/A            N/A         33.30          22.90         12.53          11.26


         Dividends. The Company has not paid cash dividends in recent years, electing to retain earnings for funding the growth of the Company and its business. The Company currently anticipates continuing the policy of retaining earnings to fund growth. The ability of the Company to pay dividends, should it elect to do so, depends largely upon the ability of the Bank to declare and pay dividends to the Company, as the principal source of the Company's revenue is dividends paid by the Bank. Future dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to the Company and the Bank, which limit the amount that may be paid as dividends without prior approval. See "Description of Our Capital Stock - Limitation on Payment of Dividends" at page 15 for important information regarding our ability to pay cash dividends.


         We have paid stock dividends or effected stock splits each year from 1996 to 2003. During the last three fiscal years we paid a two-for-one stock split in the form of a 100% stock dividend in May 2003; a five-for-four stock split in the form of a 25% stock dividend in April 2002; and a five-for-four stock split in the form of a 25% stock dividend in May 2001. Following completion of this offering, we may consider the effectuation or payment of further stock splits or dividends, although there can be no assurance that we will do so in 2004 or in future years.

                                   MANAGEMENT

         Set forth below is information regarding our directors and executive officers. Except as otherwise stated, the principal occupation indicated has been the person's principal occupation for at least the last five years. Each of the directors has served as a director of Virginia Commerce Bancorp since its organization, and also serves as a director of the Bank.


                                                                              Director or Officer
           Name and Age(1)                          Position                       Since(2)
--------------------------------------   --------------------------------   ------------------------
Directors
Leonard Adler, 68                        Director                                    1998(3)
Peter A. Converse, 53                    Director, President and Chief               1994
                                         Executive Officer of the
                                         Company and the Bank
Frank L. Cowles, Jr., 74                 Director                                    1988
W. Douglas Fisher, 66                    Chairman of the Board                       1988
David M. Guernsey, 56                    Vice Chairman of the Board                  1988
Robert H. L'Hommedieu, 77                Director and Secretary                      1988
Norris E. Mitchell, 68                   Director                                    1988
Arthur L. Walters, 84                    Vice Chairman of the Board                  1993
Executive Officers Who Are Not
Directors
R. B. Anderson, Jr. ,49                  Executive Vice President and                1996
                                         Chief Lending Officer
William K. Beauchesne, 48                Executive Vice President and                1995
                                         Chief Financial Officer
Kerry J. Donley, 48                      Executive Vice President,                   1998
                                         Retail Banking
---------------

(1) As of May 5, 2004.


(2) The Company became the holding company for the Bank, on December 22, 1999. The date of commencement of service shown includes service prior to December 23, 1999 as director or officer of the Bank.

(3) Mr. Adler was appointed to the Board of Directors of the Bank effective January 1998. He previously served as a member of the Board of Directors of the Bank from 1989 to 1991.

         Leonard Adler. Mr. Adler is the Founder and Chairman of the Board of Adler Financial Group, a private real estate development, finance and investment company. He is also a principal of the Total Crafts chain of retail stores.

         Peter A. Converse. Mr. Converse has served as President and Chief Executive Officer of the Bank since January 1994. He has also served as President and Chief Executive Officer of the Company since its organization. Prior to joining the Bank, he was Senior Vice President/Chief Lending Officer of Federal Capital Bank, Washington, D.C., from March 1992 to December 1993; Senior Vice President - Montgomery County district, Bank of Maryland, Towson, Maryland, from October 1990 to March 1992 and Executive Vice President/Chief Lending Officer, Century National Bank, Washington, D.C. from May 1986 to July 1990. Mr. Converse has over 30 years of community banking experience in the Washington, D.C. metropolitan area.

         Frank L. Cowles, Jr. Mr. Cowles is the Owner and President of Cowles Nissan and Cowles Chrysler-Plymouth located in Woodbridge, Virginia; Scottsville Hardware and Greenfields Farm; and is Of Counsel to the law firm of Cowles, Rinaldi & Arnold.


         W. Douglas Fisher. Mr. Fisher is currently retired. He was a founder, and from 1969 to 1990 and 1992 to 1997, Vice President, of Aztech Corp. a computer systems concern, and from 1990 to 1992, was Vice President, Executive Systems, Inc., a computer and telecommunications systems company.


         David M. Guernsey. Mr. Guernsey is the founder, owner and Chief Executive Officer of Guernsey Office Products, Inc., a full service office supply company serving the Mid-Atlantic region.

         Robert H. L'Hommedieu. Mr. L'Hommedieu is currently retired. He was Vice President and founder, Hess, Egan, Hagerty and L'Hommedieu, Inc. an insurance brokerage firm based in Chevy Chase, Maryland.

         Norris E. Mitchell. Mr. Mitchell is co-owner of Gardner Homes Realtors, a real estate agency in McLean, Virginia. Mr. Mitchell is also involved in real estate management and development activities in the Northern Virginia market.


         Arthur L. Walters. Mr. Walters is President of C. W. Cobb and Associates, Inc., a mortgage banking company, and owner and President of TransAmerican Bankshares and various affiliates. Mr. Walters is also involved in numerous real estate development and management companies.


         R. B. Anderson, Jr. Mr. Anderson, Executive Vice President and Chief Lending Officer of the Bank, joined Virginia Commerce Bank in May 1996. Prior to joining the Bank, Mr. Anderson was a Senior Vice President and Senior Commercial Loan Officer at Allegiance Bank, N.A., Bethesda, Maryland, (March 1987 to April
1996). Mr. Anderson has over twenty-eight years of managerial, administrative and operational lending experience.

         William K. Beauchesne. Mr. Beauchesne, Executive Vice President and Chief Financial Officer of the Bank, joined the Bank in August 1995. Prior to joining the Bank, Mr. Beauchesne served as Chief Operations Officer and Director of Metropolitan Bank for Savings, FSB, Arlington, Virginia (November 1986 to May
1993). Mr. Beauchesne has over twenty-six years of accounting, operations and financial management experience in the banking industry.

         Kerry J. Donley. Mr. Donley, Executive Vice President, Retail Banking, joined the Bank in February 1998 as Senior Vice President and Regional Manager. Prior to that time, Mr. Donley was a Vice President at Crestar Bank, where he began his banking career in 1979. Mr. Donley has over twenty-four years of managerial and operational experience in retail banking.

        SHARE OWNERSHIP OF MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS


         The following table sets forth certain information as of May 5, 2004 concerning the number and percentage of shares of the Company's common stock beneficially owned by its directors, nominees for director, executive officers who are not members of the Board of Directors, and by its directors and executive officers as a group. In addition, the table includes information with respect to other persons known to the Company who own or may be deemed to own more than five percent of the Company's common stock as of May 5, 2004. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. The Company knows of no other person or persons, other than street name nominee owners, who, beneficially or of record, own in excess of five percent of the Company's common stock. Further, the Company is not aware of any arrangement which at a subsequent date may result in a change of control of the Company.


                                                                               Percentage of Class
                                                        Number of Shares           Beneficially
                                                       Beneficially Owned            Owned(1)
                                                       --------------------    ---------------------

Directors

Leonard Adler                                               224,212(2)                 2.80%
Peter A. Converse                                           361,923(3)                 4.41%
Frank L. Cowles, Jr.                                        157,714(4)                 1.98%
W. Douglas Fisher                                           289,289(4)(6)              3.63%
David M. Guernsey                                           111,026(4)(7)              1.40%
Robert H. L'Hommedieu                                       310,736(5)                 3.92%
Norris E. Mitchell                                          395,769                    4.99%
Arthur L. Walters                                         1,257,064(4)(8)             15.80%
Executive Officers Who Are Not Directors
R. B. Anderson, Jr.                                          77,896(9)                 0.97%
William K. Beauchesne                                        44,693(10)                0.56%
Kerry J. Donley                                              11,790(11)                0.15%

                                                       --------------------    ---------------------
All directors and executive officers as a group           3,242,112(12)               38.17%
(11 persons)
Five Percent Beneficial Shareholders
Julian and Dorothy S. Davidson                              506,884                    6.39%
-------------------------------

(1) Based on 7,932,583 shares outstanding as of May 5, 2004, except with respect to individuals holding options or warrants to acquire common stock exercisable within sixty days of May 5, 2004, in which event represents percentage of shares issued and outstanding as of May 5, 2004, plus the number of such options or warrants held by such person, and all directors and officers as a group, which represents percentage of shares outstanding as of May 5, 2004, plus the number of such options or warrants held by all such persons as a group.

(2) Includes presently exercisable options and warrants to acquire 67,494 shares of common stock.
(3) Includes presently exercisable options to acquire 274,696 shares of common stock.
(4) Includes presently exercisable options to acquire 25,902 shares of common stock.
(5) Includes presently exercisable options to acquire 3,996 shares of common stock.
(6) Includes 187,579 shares held jointly by Mr. Fisher and his wife over which they share voting and investment power.
(7) Includes 22,820 shares held by Guernsey Office Products, Inc., of which Mr. Guernsey is Chief Executive Officer and principal shareowner.

(8) Includes 995,097 shares held jointly by Mr. Walters and his wife over which they share voting and investment power, and 169,446 shares held by C.W. Cobb and Associates, of which Mr. Walters is President.
(9) Includes presently exercisable options to acquire 58,614 shares of common stock.
(10) Includes presently exercisable options to acquire 41,693 shares of common stock.
(11) Represents presently exercisable options to acquire shares of common stock.
(12) Includes presently exercisable options and warrants to acquire 561,891 shares of common stock.


                        DESCRIPTION OF OUR CAPITAL STOCK


         Our authorized capital consists of 20,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of undesignated preferred stock, $1.00 par value. As of May 5, 2004, there were 7,932,583 shares of common stock outstanding and no shares of preferred stock outstanding. There were also options and warrants to purchase 952,622 shares of common stock outstanding.


         Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of Virginia Commerce Bancorp's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Preferred Stock. The Board of Directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of the date hereof, no shares of preferred stock are outstanding.

         The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

         The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

         Limitations on Payment of Dividends. The payment of dividends on our common stock will depend largely upon the ability of the Bank to declare and pay dividends to us. Dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding growth.


         Regulations of the Federal Reserve and Virginia law place a limit on the amount of dividends the Bank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. At March 31, 2004, approximately $19.4 million was available for the payment of dividends by the Bank without prior approval, and while maintaining minimum required regulatory capital levels. State and federal regulatory authorities also have authority to prohibit a bank from paying dividends if they deem the proposed payment to be an unsafe or unsound practice.


         The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weakened the holding company's financial health, such as by borrowing. As a depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank is not currently in default under any of its obligations to the FDIC.

         We have issued $18 million aggregate liquidation amount of trust preferred securities through two subsidiary trusts formed solely for that purpose. The sole assets of the trusts are junior subordinated debt securities issued by us, having terms identical to the preferred securities issued by the trusts. Under the terms of the junior subordinated debt securities, we may elect, from time to time, to defer interest payments, resulting in a deferral of distribution payments on the related trust preferred securities. If we elect to defer interest payments on the junior subordinated debt securities, we may not engage in certain actions, including, but not limited to, paying dividends on our common stock or, in general, repurchasing shares of common stock. See Note 14 to the Consolidated Financial Statements for the year ended December 31, 2003, included in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference herein.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND VIRGINIA LAW


         Our Articles of Incorporation require the vote of 50.1% of the outstanding shares of common stock to approve any merger or consolidation with or into any other corporation; any exchange in which a corporation, person, or entity acquires the issued or outstanding shares of capital stock pursuant to a vote of shareholders, any issuance of shares that results in the acquisition of control of us by any corporation, person, or entity or group of one or more thereof that previously did not have control, any sale, lease, exchange, mortgage, pledge, or other transfer in one transaction or a series of transactions of all or substantially all of our assets, the adoption of a plan for the liquidation or dissolution, any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person, or entity, any transaction similar to, or having similar effect as, any of the above listed transactions, or any amendment to the Articles of Incorporation. This 50.1% vote requirement is less than the two-thirds requirement which would otherwise apply under Virginia law.


         Our Articles of Incorporation also contain a provision which requires the Board of Directors, when evaluating any offer of another party to (a) make a tender or exchange offer for our equity securities, (b) merge or consolidate with another corporation, (c) purchase or otherwise acquire all or substantially all of our properties and assets, or (d) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions to give due consideration to all relevant factors, including, without limitation, the social and economic effects of the proposed transaction on our depositors, employees, customers, and other constituents, and of the communities in which we operate or are located, the business reputation of the other party, and the Board of Directors' evaluation of our value in a freely negotiated sale and of our future prospects as an independent entity. This provision, which requires the Board to consider noneconomic factors, could be deemed to have an antitakeover effect.

         The Virginia Stock Corporation Act (the "VSCA") contains provisions which could be deemed to have an antitakeover effect. The discussion of the following provisions is not exhaustive, and is not intended to imply that all material provisions of either the Articles of Incorporation or the VSCA are enumerated herein.

         Affiliated Transactions. The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:


    o the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,
    o the affiliated transaction has been approved by a majority of the disinterested directors, or subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the VSCA's control share acquisition law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

    o unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or
    o among other exceptions, such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.


         If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value." The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but we have not done so.

                                  UNDERWRITING

         We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the committment of any other underwriter to purchase shares. Sandler O'Neill & Partners, L.P. is acting as the representative of the underwriters.


                    NAME                                   NUMBER OF SHARES
                   -----                                   ----------------
Sandler O'Neill & Partners, L.P....................
Ryan Beck & Co.....................................
Legg Mason Wood Walker, Incorporated...............
                                                           ----------------
         Total.....................................            775,000
                                                           ================


         The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.


         We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 116,250 additional shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.


         The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at the public offering price less a
concession not in excess of $      per share. The underwriters may allow, and
these dealers may re-allow, a concession not in excess of $      per share on
sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.


         The following table shows the per share and total underwriting discount we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                    TOTAL                TOTAL
                                                                   WITHOUT              WITHOUT
                                             PER SHARE           OVER-ALLOTMENT      OVER-ALLOTMENT
                                             ---------           --------------      --------------
Price to Public .........................        $                   $                    $
Underwriting Discounts ..................        $                   $                    $
Proceeds to us, before expenses .........        $                   $                    $

         We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $400,000 and are payable by us. We have agreed to reimburse the underwriters for their actual out of pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters' counsel, up to a maximum of $100,000.

         The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.


         The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.


         Lock-up Agreements. We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

         Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

         Our common stock is quoted on the Nasdaq National Market under the symbol "VCBI."

         In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.


    o Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    o Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

    o Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

    o Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.


         These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.


         Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.


         From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may receive, compensation for such services.

                                  LEGAL MATTERS


         The validity of the shares offered hereby and selected other legal matters in connection with the offering will be passed upon for Virginia Commerce Bancorp by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Attorneys at Kennedy, Baris & Lundy own an aggregate of 51,038 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.


                                     EXPERTS

         The consolidated balance sheets of Virginia Commerce Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2003, 2002 and 2001 incorporated by reference in this prospectus have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as stated in their report, incorporated by reference herein, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                         ABOUT VIRGINIA COMMERCE BANCORP

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Virginia Commerce Bancorp, that file electronically with the SEC.


         We have filed a Registration Statement on Form S-3 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement. SEC regulations require us to "incorporate by reference" information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that is included in this prospectus or is incorporated by reference from more recent documents, to the extent that they are inconsistent.

                       DOCUMENTS INCORPORATED BY REFERENCE

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-28635).

         (1) Annual Report on Form 10-K for the year ended December 31, 2003;


         (2) Quarterly Report on Form 10-Q for the period ended March 31, 2004; and

         (3) Current Reports on Form 8-K filed January 13, 2004, April 12, 2004 and April 28, 2004.

         Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supercedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.


         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from Virginia Commerce Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         William K. Beauchesne, Chief Financial Officer
         Virginia Commerce Bancorp, Inc.
         Suite 500
         14201 Sullyfield Circle
         Chantilly, Virginia  20151
         Telephone (703) 633-6120

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

================================================================================


                    SUBJECT TO COMPLETION, DATED MAY 12, 2004

                                 775,000 Shares


                         VIRGINIA COMMERCE BANCORP, INC.

                                  Common Stock



                                   ----------
                                   PROSPECTUS
                                   ----------




                        Sandler O'Neill & Partners, L.P.



     Ryan Beck & Co.                                     Legg Mason Wood Walker
                                                              Incorporated

                                 ________, 2004

================================================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:


   Registration Fee..................................................$3,207
  *Blue Sky Filing Fees and Expenses (Including counsel fees)........$2,500
   NASD Corporate Finance Fee........................................$2,800
  *Nasdaq Listing Fees...............................................$8,912
  *Legal Fees......................................................$150,000
  *Printing, Engraving and Edgar....................................$50,000
  *Accounting Fees and Expenses.....................................$25,000
  *Other Expenses..................................................$157,581
                                                                   --------

              Total................................................$400,000
                                                                   ========
---------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of Virginia Commerce Bancorp provide that Virginia Commerce Bancorp shall indemnify its officers and directors against all claims, liabilities, judgments, settlements, costs and expenses (including attorney's fees) resulting from any action suit, proceeding or claim to which such person is a party as a result of having been an officer or director if not grossly negligent in such person's actions, such person conducted himself in good faith and believed (a) in the case of such person's official capacity, that his conduct was in the best interests of the corporation, (b) in all other cases that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, that he had no reasonable cause to believe that his conduct was unlawful. The indemnification provided by the Articles of Incorporation is not exclusive of any right to indemnification which any person may be entitled to under any bylaw, resolution, agreement, vote of stockholders or provision of law. No indemnification may be made where indemnification would be in violation of Virginia law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)      LIST OF EXHIBITS

         Number            Description
         ------            -----------

         1        Form of Underwriting Agreement, previously filed
         5        Opinion of Kennedy, Baris & Lundy, L.L.P., previously filed

         4.1 Junior Subordinated Indenture, dated as of November 15, 2002 between Virginia Commerce Bancorp, Inc. and The Bank of
                  New York, as Trustee (1)
         4.2 Amended and Restated Declaration of Trust, dated as of November 15, 2002 among Virginia Commerce Bancorp, Inc., The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and Peter A. Converse, William K. Beauchesne and Marcia J. Hopkins as Administrative Trustees (1)
         4.3 Guarantee Agreement dated as of November 15, 2002, between Virginia Commerce Bancorp, Inc. and The Bank of New York, as Guarantee Trustee (1)
         4.4 Junior Subordinated Indenture, dated as of December 19, 2002 between Virginia Commerce Bancorp, Inc. and The Bank of
                  New York, as Indenture Trustee (1)
         4.5 Amended and Restated Declaration of Trust, dated as of December 19, 2002 among Virginia Commerce Bancorp, Inc., The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and Peter A. Converse, William K. Beauchesne and Marcia J. Hopkins as Administrative Trustees (1)

         Number            Description
         ------            -----------
         4.6      Guarantee Agreement dated as of December 19, 2002, between
                  Virginia Commerce Bancorp, Inc. and The Bank of New York,
                  as Guarantee Trustee (1)
         23(a)    Consent of Yount, Hyde & Barbour, PC, Independent Auditors
         23(b)    Consent of Kennedy, Baris & Lundy, L.L.P. (included in
                  Exhibit 5)


----------------------------
(1) Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation SK. The Company agrees to provide a copy of these documents to the Commission upon request.


ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Arlington, Virginia, on May 12, 2004.


                                  VIRGINIA COMMERCE BANCORP, INC.

                                  By:   /s/ Peter A. Converse
                                      ----------------------------
                                      Peter A. Converse, President
                                      and Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                  Name                                        Capacity                           Date

/s/ Leonard Adler                                    Director                                   May 12, 2004
-------------------------------------------
Leonard Adler

 /s/ Peter A. Converse                               Director, President and Chief Executive    May 12, 2004
--------------------------------------------         Officer (Principal Executive Officer)
Peter A. Converse

 /s/ Frank L. Cowles, Jr.                            Director                                   May 12, 2004
--------------------------------------------
Frank L. Cowles, Jr.

 /s/ W. Douglas Fisher                               Chairman of the Board of Directors         May 12, 2004
--------------------------------------------
W. Douglas Fisher

 /s/ David M. Guernsey                               Vice Chairman of the Board of Directors     May 12, 2004
--------------------------------------------
David M. Guernsey

 /s/ Robert H. L'Hommedieu                           Director                                    May 12, 2004
------------------------------------
Robert H. L'Hommedieu

 /s/ Norris E. Mitchell                              Director                                    May 12, 2004
--------------------------------------------
Norris E. Mitchell

 /s/ Arthur L. Walters                               Vice Chairman of the Board of Directors     May 12, 2004
--------------------------------------------
Arthur L. Walters

 /s/ William K. Beauchesne                           Treasurer and Chief Financial Officer       May 12, 2004
------------------------------------                 (Principal Financial and Accounting
William K. Beauchesne                                Officer)

                                      II-3